FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 16, 2022

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Date: June 16, 2022

Deswell Announces Second Half 2022 Results

-  Company Announces Second Half Cash Dividend of 0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 16, 2022) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the second half of the fiscal year ended March 31, 2022.

Net sales for the six months ended March 31, 2022 were $45.7 million, an increase of 22.9% compared to net sales of $37.2 million for the six months ended March 31, 2021. Net sales increased by 16.3% to $12.9 million in the plastic segment and by 25.7% to $32.8 million in the Company’s electronic segment.

Total gross margin decreased to 16.5% during the six months ended March 31, 2022, as compared to 20.4% in the same period last year.  Gross profit margin in the plastic segment decreased to 19.2% of net sales for the second half of fiscal 2022, as compared to 26.0% of net sales for the corresponding period of the last fiscal year.   For the electronic segment, gross profit margin decreased from 17.9% in the second half of fiscal 2021 to 15.4% in the second half of fiscal 2022.  The decrease in the gross profit margin in both the plastic and electronic segments is mainly attributable to increase in raw materials costs, such as plastic resins and semiconductor chips, respectively, as a result of the continuing shortage in supply and pricing volatility, as well as surging demand in the automotive industry for these primary materials, which resulted in the increased cost of semi-conductor chips.

Operating income for the second half of fiscal 2022 decreased from $2.3 million in the second half of fiscal 2021 to $1.7 million in the second half of fiscal 2022.

The Company reported net income of $4.1 million for the six months ended March 31, 2022, as compared to net income of $6.7 million for the six months ended March 31, 2021.  Non-operating income for the six months ended March 31, 2022 was $2.0 million, as compared to a non-operating income of $4.6 million in the six months ended March 31, 2021.  Non-operating income during the six months ended March 31, 2022 was primarily comprised of unrealized gain in marketable securities of $27,000, $1,027,000 from rental income, $454,000 of dividend income from securities investments, and realized gain of $419,000 from the sale of marketable securities, as compared to an unrealized gain in marketable securities of $2,538,000, rental income of $1,214,000, dividend income of $482,000 from securities investments and realized gain of $279,000 from the sale of marketable securities in the second half of fiscal 2021.  Deswell reported basic and diluted income per share of $0.25 for the second half of fiscal 2022 (based on 15,935,000 and 16,038,000 weighted average shares outstanding, respectively), as compared to basic and diluted income per share of $0.42 (based on 15,915,000 and 15,995,000 weighted average shares outstanding), for the six months ended March 31, 2021.

Net sales for the year ended March 31, 2022 were $85.5 million, an increase of 31.8% compared to net sales of $64.9 million for fiscal 2021.  Operating income for the year ended March 31, 2022 decreased to $2.9 million, as compared to operating income of $3.3 million for fiscal 2021. The Company reported net income of $8.4 million in fiscal 2022, as compared to net income of $8.2 million for the year ended March 31, 2021. The increase in net income was mainly attributed to the increase of sales, offsetting by the decrease in gross profit margin due to increased raw materials cost in fiscal 2022. Deswell reported basic and diluted net income per share of $0.52 for fiscal 2022, (based on 15,929,000 and 16,137,000 weighted average shares outstanding, respectively), as compared to basic net income per share of $0.52 and diluted net income per share of $0.51 (based on 15,915,000 and 16,047,000 weighted average shares outstanding), for the prior fiscal year.

The Company's financial position remained strong, with $13.5 million in cash and cash equivalents and working capital totaling $64.0 million as of March 31, 2022. Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2022.

Mr. Edward So, Chief Executive Officer, commented, “We concluded fiscal year 2022 with strong revenue growth during the second half, reflecting significantly improved sales in both the plastics and the electronics segments.  Sales growth in the plastics business was largely driven by increased orders from a new customer for robotic mops and vacuum cleaners and in the electronics segment we saw continued demand for home audio and entertainment equipment as well as returning demand for professional audio instruments and equipment.  That said, despite the strong sales activity, we experienced margin compression related to increased raw material costs in both segments, and particularly in the electronics segment, as a result of the continued scarcity of semi-conductor chips coupled with surging demand from other industries including automotive.  We continue to leverage our longstanding supplier relationships to mitigate the effects of the global component shortage and limited supply.  Additionally, throughout fiscal 2022, certain quarantines and restrictions related to Covid-19 outbreaks persisted, and Deswell continued to effectively manage our operations and production.”

Mr. So concluded, “Our balance sheet remains solid, with a strong cash position and no debt, providing us the financial resources to continue executing our long-term growth strategy to grow our market recognition among existing and potential new customers as a consistent and reliable manufacturing partner.   As we begin moving through fiscal 2023, we remain focused on delivering operational excellence to capitalize on the interest we’re seeing from the marketplace, with the goal of driving continued growth and profitability moving forward.”

Second Half Dividend

The Company also announced that its board of directors today declared a cash dividend of $0.10 per share for the second half of the fiscal year ended March 31, 2022.  The dividend will be payable on July 15, 2022 to shareholders of record as of June 30, 2022.

Dividends to be declared in the future will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, professional audio equipment, home audio products, and Internet-of-Things (IoT) products.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	March 31,	March 31,
	2022	2021
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$13,465	$20,223
Time deposits maturing over three months	4,354	2,700
Time deposits maturing over twelve months-current	1,564	-
Marketable securities (note2)	24,499	22,373
Accounts receivable, net	18,195	14,708
Inventories (note 3)	23,819	16,193
Prepaid expenses and other current assets	2,054	2,489
Total current assets	87,950	78,686
Property, plant and equipment - net	27,017	27,323
Time deposits maturing over twelve months	313	1,851
Deferred income tax assets	259	-
Total assets	$115,539	$107,860

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$9,838	$9,522
Accrued payroll and employee benefits	7,611	7,107
Customer deposits	2,343	1,683
Other accrued liabilities	2,950	2,016
Income taxes payable	1,232	886
Total current liabilities	23,974	21,214
Deferred income tax liabilities	659	957
Total liabilities	24,633	22,171

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
17,061,810 shares issued as of March 31, 2021 and, 17,081,810 shares issued as of March 31, 2022; 15,915,239 shares outstanding as of March 31, 2021 and,
15,935,239 shares outstanding as of March 31, 2022	53,202	53,143
Treasury stock at cost; 1,146,571 shares as of
March 31, 2021 and 2022	(2,821)	(2,821)
Additional paid-in capital	7,973	7,989
Accumulated other comprehensive income	5,316	5,316
Retained earnings	27,236	22,062
Total shareholders' equity	90,906	85,689
Total liabilities and shareholders' equity	$115,539	$107,860

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended		Year ended
	March 31,		March 31,
	2022	2021	2022	2021

Net sales	$45,708	$37,196	$85,490	$64,886
Cost of sales	38,176	29,625	71,538	51,720
Gross profit	7,532	7,571	13,952	13,166
Selling, general and administrative expenses	5,791	5,590	11,139	10,310
Other income (expense), net	(37)	321	74	405
Operating income	1,704	2,302	2,887	3,261
Non-operating income, net	2,020	4,641	5,308	5,445
Income before income taxes	3,724	6,943	8,195	8,706
Income tax (benefit) expense	(338)	244	(165)	475
Net income attributable to Deswell Industries, Inc.	$4,062	$6,699	$8,360	$8,231

Other comprehensive income	$-	$-	$-	$-
Total comprehensive income attributable to Deswell
Industries, Inc.	$4,062	$6,699	$8,360	$8,231

Net income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income per share	$0.25	$0.42	$0.52	$0.52
Weighted average common shares outstanding
shares (in thousands)	15,935	15,915	15,929	15,915

Diluted:
Net income per share	$0.25	$0.42	$0.52	$0.51
Weighted average common shares
outstanding (in thousands)	16,038	15,995	16,137	16,047

DESWELL  INDUSTRIES,  INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)

( U.S. dollars in thousands )	Year ended
	March 31,
	2022	2021
Cash flows from operating activities :
Net income	$8,360	$8,231
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,736	1,755
(Reversal of) provision for credit losses	(148)	397
Usage of obsolescence allowance of inventories, net	(25)	-
Loss (gain) on disposal of property, plant and equipment	24	(22)
Unrealized holding gains on marketable securities	(872)	(2,010)
Gain on sales of marketable securities	(1,073)	(333)
Scrip dividend received	-	(19)
Exchange loss (gain) from marketable securities	117	(661)
Deferred income tax (benefit) expense	(557)	206
Changes in operating assets and liabilities:
Accounts receivable	(3,339)	(2,804)
Inventories	(7,601)	(7,615)
Prepaid expenses and other current assets	435	(737)
Accounts payable	316	4,918
Accrued payroll and employee benefits	504	1,030
Customer deposits	660	511
Other accrued liabilities	934	298
Income taxes payable	346	151
Net cash (used in) provided by operating activities	(183)	3,296

Cash flows from investing activities
Purchase of property, plant and equipment	(1,504)	(551)
Proceeds from disposal of property, plant and equipment	50	81
Purchase of marketable securities	(11,543)	(6,059)
Proceeds from disposal of marketable securities	11,245	6,150
Increase in fixed deposits maturing over three months	(1,654)	(1,917)
Increase in fixed deposits maturing over twelve months	(26)	(427)
Net cash used in investing activities	(3,432)	(2,723)

Cash flows from financing activities Dividends paid	(3,186)	(2,864)
Exercise of stock options	43	-
Net cash used in financing activities	(3,143)	(2,864)

Net decrease in cash and cash equivalents	(6,758)	(2,291)
Cash and cash equivalents, beginning of year	20,223	22,514
Cash and cash equivalents, end of year	13,465	20,223

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	-	-
Income taxes	68	236

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the “Company”) at March 31, 2022 and March 31, 2021; the results of operations for the six months and year ended March 31, 2022 and March 31, 2021; and the cash flows for the year ended March 31, 2022 and 2021.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 23, 2021 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

COVID-19 Considerations

As the global epidemic trend continues to stabilize, travelling restrictions have been lifted by some countries. However, the PRC government is still adopting a zero-COVID policy to prevent any spread of the coronavirus in the community. It resulted some major cities in China being under full or partial lockdowns or district-based controls.

Though the Company’s two principal manufacturing plants are not located in the cities under lockdowns, our staff are required to be quarantined in designated hotels for 14 to 21 days when they travel from Hong Kong to the PRC cities.

These border entry restrictions create challenges for productivity and connectivity, and could affect our ability to enhance, develop, and support existing products, detect and prevent production deficiencies, as well as exploring new business opportunities.  The Company is complying with the health and safety protocols established by the government and has taken steps to safeguard the employees and business operations.  These steps include well-planned travel arrangements among the Company’s management team, actively cleaning and sanitizing open public areas to ensure the continuity and smooth supervision over plant production and administration under pandemic conditions.

During the year ended March 31, 2022 the Company did not experience a significant negative impact from COVID-19 on its operations, capital and financial position. We did not record material asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2022. We will continue to evaluate the nature and extent of the impact of the COVID-19 outbreak on our financial condition, results of operations and cash flows.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2022
	Cost	Gross Unrealized gain	Fair value
Marketable securities
Equity securities	$24,096	$403	$24,499

	March 31, 2021
	Cost	Gross Unrealized (loss)	Fair value
Marketable securities
Equity securities	$22,842	$(469)	$22,373

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and Australian Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized income from these marketable securities for the six months ended March 31, 2022 is included in the non-operating income of the consolidated statement of operations and comprehensive income.

During the second half of fiscal 2022, there was a realized gain of $420 from the sale of marketable securities.

3.       Inventories

	March 31,	March 31,
	2022	2021

Inventories by major categories :
Raw materials	$16,970	$11,554
Work in progress	3,904	2,646
Finished goods	2,945	1,993
	$23,819	$16,193

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended March 31, 2022 and 2021 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended March 31, 2022 Compared to Six Months Ended March 31, 2021

Net Sales - The Company's net sales for the six months ended March 31, 2022 were $45,708,000, an increase of $8,512,000 or 22.9% as compared to $37,196,000 in the corresponding period in fiscal 2021. The increase was related to an increase of $1,807,000 in our plastic segment, and an increase of $6,705,000 in the electronic segment respectively, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the plastic segment was mainly related to increase in orders of $4,577,000 from a new customer for robotic mops and vacuum cleaners, offsetting decreases in orders of $2,028,000 for plastic tool boxes, gardening tool boxes and accessories, as well as of $951,000 for printers and motor vehicle products, such as plastic brakes or speed selector plates from other existing customers.

The revenue increase in the electronic segment was mainly due to increases in orders of $4,168,000 from existing customers for home entertainment products and loud speakers, as well as of $2,294,000 for digital audio work stations from other existing customers.

Gross Profit - Gross profit for the second half of fiscal 2022 was $7,532,000, representing a gross profit margin of 16.5%. This is compared to the overall gross profit and gross profit margin of $7,571,000 or 20.4% for the second half of fiscal 2021.

Gross profit in the plastic segment for the six months ended March 31, 2022 was $2,478,000 or 19.2% of net sales, as compared to $2,893,000 or 26.0% of net sales for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to the increase in the cost of raw materials, when compared with the same period of last year.

During the six months ended March 31, 2022, gross profit in the electronic segment increased by $376,000 to $5,054,000 as a result of increased sales revenue during the second half of fiscal 2022.  However, gross margin decreased to 15.4% from 17.9%, as a percentage of net sales from the same period of last fiscal year. The increase in gross margin was mainly attributed to the increase in the cost of the primary materials, resulting from the shortage in supply of the semi-conductor chips, as compared with the same period of last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the six months ended March 31, 2022 were $5,791,000 or 12.7% of total net sales, as compared to $5,590,000 or 15.0% of total net sales for the six months ended March 31, 2021.

Corporate expenses increased by $103,000 to $817,000 for the six months ended March 31, 2022 as compared to $714,000 for the same period ended March 31, 2021. The increase was primarily related to increases in professional and audit fees.

SG&A expenses in the plastic segment increased by $13,000 to $2,309,000 or 17.9% of net sales for the second half of fiscal 2022, compared to $2,296,000 or 20.6% of net sales for the corresponding period in fiscal 2021. In terms of total SG&A expense, the increase was due to an increase of $19,000 in local government taxes and charges, as compared with the same period in the prior fiscal year.  However, the SG&A expense as a percentage of sales was relatively lower than fiscal 2021 as total sales revenues increased during the second half of fiscal 2022.

SG&A expenses in the electronic segment increased by $85,000 to $2,665,000 or 8.1% of net sales for the six months ended March 31, 2022, compared to $2,580,000 or 9.9% of net sales for the corresponding period in fiscal 2021. The increase was primarily related to an increase of $39,000 in local government taxes and charges, of $15,000 in audit fees and $7,000 in utility charges, when compared to the corresponding period in the prior fiscal year.  As total sales revenues increased during the second half of fiscal 2022, the SG&A expense as a percentage of sales in fiscal 2022 was relatively lower than that in fiscal 2021.

Other Income (Expense) - Other expense was $37,000 for the six months ended March 31, 2022, as compared to other income of $321,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended March 31, 2022 was $53,000, as compared to other income of $471,000 for the same period in the prior fiscal year. The decrease in other income was mainly due to an exchange loss of $13,000, a provision of $15,000 for doubtful debts and a loss of $26,000 from the disposal of fixed assets during the second half of fiscal 2022, as compared to an exchange gain of $448,000 and a gain of $29,000 from disposal of fixed assets during the same period of fiscal 2021.

Other income attributable to the electronic segment for the six months ended March 31, 2022 was $16,000, as compared with other expenses of $150,000 for the corresponding period in the prior fiscal year. The increase in other income was mainly due to a gain of $138,000 from sales of materials and others, offsetting an exchange loss of $124,000 during the six months ended March 31, 2022, as compared to an exchange loss of $327,000, offsetting gains of $134,000 from sales of materials and others, and a reversal of provisions for $40,000 from doubtful debts during the same period of last fiscal year.

Operating Income - Operating income was $1,704,000 for the six months ended March 31, 2022, as compared to operating income of $2,302,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $817,000 and $714,000 were incurred during the second half of fiscal 2022 and 2021, respectively.

On a segment basis, the operating income of the plastic segment was $116,000 in the six months ended March 31, 2022, as compared to operating income of $1,068,000 in the corresponding period in fiscal 2021.   The decrease in operating income in the plastic segment was mainly due to the decreases in profit margin and other income as described above.

The electronic segment reported operating income of $2,405,000 in the six months ended March 31, 2022, compared to operating income of $1,948,000 in the corresponding period in fiscal 2021.  The increase in operating income was mainly due to an increase in sales, lower SG&A expense as a percentage of sales, and an increase in other income as described above.

Non-Operating Income – Non-operating income for the six months ended March 31, 2022 was $2,020,000, as compared to a non-operating income of $4,641,000 in the corresponding period in fiscal 2021.  This was primarily due to decreases of $2,510,000 in unrealized gains of marketable securities, offsetting increases of $140,000 from realized gain on sale of marketable securities and of $186,000 from rental income during the six months ended March 31, 2022, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended March 31, 2022 represented current tax expense of $195,000 and a deferred tax benefit of $533,000, as compared to current tax expense of $160,000 and a deferred tax provision of $84,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was current tax expense of $41,000 and a deferred tax benefit of $274,000 in the plastic segment for the six months ended March 31, 2022, as compared to a current tax expense of $38,000 and a deferred tax provision of $84,000 during the year-ago six months.  In the electronic segment, there was current tax expense of $154,000 and a deferred tax benefit of $259,000 for the six months ended March 31, 2022, as compared to current tax expense of $122,000 for the corresponding six months of fiscal 2021.

Net Income – The Company had a net income of $4,062,000 for the six months ended March 31, 2022, as compared to net income of $6,699,000 for the six months ended March 31, 2021.  The decrease in net income for the second half of fiscal 2022 was mainly attributed to decreases in gross margin and non-operating income as described above.

Net income for the plastic segment for the six months ended March 31, 2022 totaled $2,538,000, as compared to net income of $4,994,000 for the corresponding six months in fiscal 2021. The decreased net income in the second six months of fiscal 2022 for the plastic segment was mainly the result of decreases in gross margin and non-operating income, as described above.

Net income for the electronic segment for the six months ended March 31, 2022 was $2,341,000, compared to net income of $2,419,000 for the corresponding six months of fiscal 2021.  The decrease in net income in the second half of fiscal 2022 for the electronic segment was mainly attributable to decreases in non-operating income as described above.

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Net Sales - The Company's net sales for the year ended March 31, 2022 were $85,490,000, an increase of $20,604,000 or 31.8% as compared to $64,886,000 in the corresponding period in fiscal 2021. The increase was related to increases in sales revenues of $2,990,000 in our plastic segment, and of $17,614,000 in our electronic segment, respectively, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue increase in the plastic segment was mainly due to an increase in orders of $5,125,000 for robotic mops and vacuum cleaners for automatic floor cleaning stations from a new customer, and of $1,238,000 for office equipment, and tooling products, offsetting a decrease in orders of $2,050,000 for plastic and gardening tool boxes, and other gardening tool accessories, as well as a decrease of $1,138,000 for motor vehicle products and telephone equipment from other existing customers.

The revenue increase in the electronic segment was mainly due to an increase of $8,252,000 in orders for home entertainment products, and $7,752,000 in orders for professional audio instruments of mixing consoles and digital audio workstations from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2022 was $13,952,000, representing a gross profit margin of 16.3%. This is compared with the overall gross profit and gross profit margin of $13,166,000 or 20.3% for the year ended March 31, 2021.

Gross profit in the plastic segment decreased by $1,136,000 to $3,545,000 or 15.5% of net sales for the year ended March 31, 2022, as compared to $4,681,000 or 23.6% of net sales for the same period in the prior fiscal year.  The decrease in gross profit and margin for the plastic segment was mainly due to the decreases in sales revenues from major clients with different product mix requiring higher raw materials consumption, as well as the relatively higher spoilage rate resulting from production of the products for the new customer.

Gross profit in the electronic segment increased by $1,922,000 to $10,407,000 or 16.6% of net sales for the year ended March 31, 2022, as compared to $8,485,000 or 18.8% of net sales in the prior fiscal year. The gross margin decrease is attributed to increases in raw materials cost as a result of the continuing scarcity of and surging demand from the automotive industry for primary materials such as semi-conductor chips, when compared with last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2022 slightly increased by $829,000 to $11,139,000 or 13.0% of total net sales, as compared to $10,310,000 or 15.9% of total net sales for the year ended March 31, 2021.

Corporate expenses slightly increased by $84,000 to $1,395,000 for the year ended March 31, 2022, as compared to $1,311,000 for the year ended March 31, 2021 related to a slight increase in professional fees.

SG&A expenses in the plastic segment increased by $103,000 to $4,302,000 or 18.8% of net sales for the year ended March 31, 2022, compared to $4,199,000 or 21.1% of net sales for fiscal 2021. The increase was primarily related to increases of $70,000 in selling expense, and of $43,000 in local government taxes and charges, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $642,000 to $5,442,000 or 8.7% of net sales for the year ended March 31, 2022, compared to $4,800,000 or 10.7% of net sales for fiscal 2021. The increase was mainly due to increases of $500,000 in staff costs and welfare, of $68,000 in audit, legal and professional fees, as well as $84,000 in local government taxes and charges, when compared to prior fiscal year.  However, SG&A expense as a percentage of sales was relatively lower than fiscal 2021 as total sales revenues increased during fiscal 2022.

Other Income, Net - Other income was $74,000 for the year ended March 31, 2022, as compared to other income of $405,000 in the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the year ended March 31, 2022 was $15,000, as compared to other income of $614,000 for the prior fiscal year. Other income was lower in fiscal 2022 mainly due to a reversal of provision of $148,000 for doubtful receivables, and a gain of $57,000 on sales of materials, offsetting an exchange loss of $165,000 during fiscal 2022, as compared to an exchange gain of $1,003,000 and a provision of $438,000 for doubtful debts in fiscal 2021.

Other income attributable to the electronic segment for the year ended March 31, 2022 was $59,000, as compared with other expense of $209,000 for the prior fiscal year. The increase in other income was mainly due to a decrease of $248,000 in exchange loss and a gain of $92,000 on sales of materials as compared to last fiscal year, offsetting a reversal of $40,000 of provision for doubtful debts during the year ended March 31, 2021.

Operating Income - Operating income was $2,887,000 for the year ended March 31, 2022, as compared to operating income of $3,261,000 in the prior fiscal year.

Corporate expenses of $1,395,000 and $1,311,000 were incurred during the fiscal year of 2022 and 2021, respectively.

On a segment basis, the operating loss in the plastic segment was $742,000 in the year ended March 31, 2022, as compared to operating income of $1,096,000 in fiscal 2021. The decrease in operating income in the plastic segment was mainly due to reduced gross profit and margin, as well as decrease in other income as described above.

The electronic segment reported operating income of $5,024,000 in the year ended March 31, 2022, compared to operating income of $3,476,000 in fiscal 2021.  The increase in operating income was mainly due to the increase in sales, lower SG&A expense as a percentage of sales, and an increase in other income, as described above.

Non-Operating Income – Non-operating income for the year ended March 31, 2022 was $5,308,000, as compared to a non-operating income of $5,445,000 in last fiscal year.  The slight decrease in non-operating income was primarily due to increases of $741,000 from realized gain on sale of marketable securities, and $182,000 from rental income, offsetting a decrease of $1,138,000 in unrealized gain on marketable securities, as compared to fiscal 2021.

Income Taxes – Current tax expense for the year ended March 31, 2022 was $402,000. The Company had a deferred tax benefit of $567,000. This is compared to a current tax expense of $322,000 and a deferred tax provision of $153,000 in last fiscal year.

On a segment basis, there was current tax expense of $69,000 and a deferred tax benefit of $308,000 in the plastic segment for the year ended March 31, 2022, as compared to a current tax expense of $60,000 and a deferred tax provision of $153,000 during the last fiscal year.  In the electronic segment, there was current tax expense of $333,000 and a deferred tax benefit of $259,000 for the year ended March 31, 2022, as compared to current tax expense of $262,000 in fiscal 2021.

Net Income – The Company had net income of $8,360,000 for the year ended March 31, 2022, as compared to net income of $8,231,000 for the year ended March 31, 2021.   The increase in net income was mainly due to the increase in sales, offsetting by the decrease in gross margin as described above.

Net income for the plastic segment for the year ended March 31, 2022 was $5,453,000, as compared to net income of $6,016,000 for fiscal 2021.  The decrease in net income in the plastic segment was mainly due to a decrease in gross margin as described above.

Net income for the electronic segment for the year ended March 31, 2022 was $4,302,000, as compared to net income of $3,526,000 for fiscal 2021.  The increase in net income in the electronic segment was mainly attributable to an increase in sales, a lower SG&A expense as percentage of sales than prior fiscal year, and an increase in other income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2022, the Company had working capital of $63,976,000, as compared to $57,472,000 at March 31, 2021.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2022.

As of March 31, 2022, the Company had cash and cash equivalents of $13,465,000, as compared to $20,223,000 at March 31, 2021.  During the year ended March 31, 2022, net cash used in operating activities was $183,000.  Net cash used in investing activities was $3,432,000, which is mainly accounted for by cash used in the purchases of fixed assets of $1,504,000 and of marketable securities of $11,543,000, as well as increases of $1,654,000 in fixed deposits maturing over three months, and $26,000 in time deposits maturing over twelve months, offsetting proceeds of $11,245,000 from the sale of marketable securities and of $50,000 from the disposal of fixed assets during the year ended March 31, 2022.  Net cash used in financing activities was comprised mainly of $3,186,000 in dividend payments in the year ended March 31, 2022.

As of March 31, 2022, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.